Exhibit 99.1

Huami Corporation Reports Third Quarter 2019 Unaudited Financial Results

Quarterly Revenues up 73.3% YoY to RMB1,862.5 Million, and Shipments up 67.1% YoY

BEIJING, Nov. 12, 2019 /PRNewswire/ — Huami Corporation (“Huami” or the “Company”) (NYSE: HMI), a biometric and activity data-driven company with significant expertise in smart wearable technology, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial and Operating Highlights

•	Revenues reached RMB1,862.5 million (US$260.6 million), representing an increase of 73.3% from the third quarter of 2018.

•	Gross margin was 25.2%, compared with 26.7% for the third quarter of 2018.

•	Net income attributable to Huami Corporation was RMB203.3 million (US$28.4 million), compared with RMB113.8 million for the third quarter of 2018.

•

Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders of Huami Corporation was RMB3.31 (US$0.46) and RMB3.15 (US$0.44), respectively. Each ADS represents four (4) Class A ordinary shares.

•	Adjusted net income attributable to Huami Corporation[1] was RMB209.8 million (US$29.4 million).

•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation[2] was RMB3.41 (US$0.48) and RMB3.25 (US$0.45), respectively. Each ADS represents four (4) Class A ordinary shares.

•	Total units shipped reached 13.7 million, compared with 8.2 million in the third quarter of 2018.

First Nine Months 2019 Financial and Operating Highlights

•	Revenues reached RMB3,700.8 million (US$517.8 million), representing an increase of 52.9% from the first nine months of 2018.

•	Gross margin reached 26.1%, increasing from 26.0% in the first nine months of 2018.

•	Net income attributable to Huami Corporation was RMB368.0 million (US$51.5 million), compared with RMB214.1 million in the first nine months of 2018.

[1]	Adjusted net income is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.
[2]

Adjusted net income attributable to ordinary shareholders of Huami Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to ordinary shareholders of Huami Corporation and deemed dividend for preferred shares, and is used as the numerator in computation of adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation.

•

Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB6.03 (US$0.84) and RMB5.73 (US$0.80), respectively. Each ADS represents four (4) Class A ordinary shares.

•	Adjusted net income attributable to Huami Corporation was RMB416.6 million (US$58.3 million), compared with RMB328.3 million in the first nine months of 2018.

•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation[2] was RMB6.83 (US$0.96) and RMB6.49 (US$0.91), respectively, compared with RMB5.92 and RMB5.30, respectively, in the first nine months of 2018. Each ADS represents four (4) Class A ordinary shares.

•	Total units shipped reached 27.6 million, compared with 18.3 million in the first nine months of 2018.

“Our persistent execution of strategic initiatives focused on product diversification, brand elevation, and international expansion, continues to pay off, driving outstanding top-line and bottom-line growth in the third quarter,” said Wang Huang, Chairman and CEO. “Our revenue performance was primarily the result of the strong sales of both the Mi-Band 4 and our newly released Amazfit products, as both brand categories become increasingly recognized by consumers. Our international shipments keep on climbing, underpinned by our first international product launch event in Berlin, Germany and numerous global product design awards we received. We view the overseas marketing campaign as an essential strategy for our growth with additional global product launches being planned for future dates.

“In the third quarter, we leveraged our expertise in smart wearable hardware and big data analytics to further optimize algorithms for our cloud-based healthcare services. The accuracy and effectiveness of our healthcare service offering has been testified by top physicians in China. A recent research published at the 2019 Asia Pacific Heart Rhythm Society by Peking University First Hospital, showed that Huami smart wearables manage to detect atrial fibrillation at an accuracy rate of approximately 94%, similar to the accuracy of professional physicians. Looking ahead, we will continue investing in and improving our R&D capabilities as well as seek new strategic partnerships, all while maintaining our close relationship with Xiaomi. With all of these efforts, we strive to provide users a better experience in sports and healthcare services, as they integrate our smart products and services into their daily lives.”

David Cui, Chief Financial Officer, said, “We are very pleased with the robust financial results in the third quarter, with revenues growing 73.3% year-over-year and net income attributed to Huami Corporation also increasing strongly year-over-year at 78.7%, as we benefited from strong unit sales, particularly with increasing global demand for both Mi-Band 4 and our newly launched Amazfit products. During this quarter, we shipped 13.7 million total units, up 67.1% from the same period last year.

“Along with revenue expansion, our operating efficiency also improved in the quarter, with operating expense as a percentage of revenues at 13.5% during the quarter, declining 4.3 and 1.4 percentage points respectively from the second quarter 2019 and the third quarter last year, despite our increasing investment in R&D capabilities and brand equity during the quarter. As we further diversify our product lines, strengthen our service offerings, form and solidify strategic alliances, and grow our global footprint, we are confident in our ability to continue delivering healthy financial and operating performance going forward.”

Third Quarter 2019 Financial Results

Revenues increased by 73.3% to RMB1,862.5 million (US$260.6 million) from RMB1,074.7 million for the third quarter of 2018, driven by continued sales growth of Xiaomi and self-branded wearable products, an increase in overall brand recognition and the global rise in the adoption of smart wearable products.

Cost of revenues increased by 76.8% to RMB1,392.7 million (US$194.8 million) from RMB787.8 million for the third quarter of 2018. The increase was in line with the sales growth of Xiaomi and self-branded wearable products.

Gross profit increased by 63.8% to RMB469.9 million (US$65.7 million) from RMB286.9 million for the third quarter of 2018. Gross margin of 25.2% for the third quarter of 2019, compared with 26.7% for the third quarter of 2018.

Total operating expenses increased to RMB250.7 million (US$35.1 million) from RMB160.3 million for the third quarter of 2018.

Research and development expenses increased by 107.7% to RMB124.5 million (US$17.4 million) from RMB60.0 million for the third quarter of 2018, primarily due to an increase in the number of R&D staff and a rise in testing costs associated with future products.

General and administrative expenses increased to RMB69.6 million (US$9.7 million) from RMB68.0 million for the third quarter of 2018, primarily due to an increase in personnel-related expenses and professional fees related to business expansion, offset by a decrease in share-based compensation.

Selling and marketing expenses increased by 75.1% to RMB56.6 million (US$7.9 million) from RMB32.3 million for the third quarter of 2018, primarily due to an increase in advertising and promotional expenses for new self-branded products and growth in personnel-related expenses.

Operating income was RMB219.1 million (US$30.7 million), compared with RMB126.6 million for the third quarter of 2018.

Income before income tax was RMB228.1 million (US$31.9 million), compared with RMB129.4 million for the third quarter of 2018.

Income tax expenses were RMB27.5 million (US$3.9 million), compared with RMB21.1 million for the third quarter of 2018.

Net income attributable to Huami Corporation totaled RMB203.3 million (US$28.4 million), compared with RMB113.8 million for the third quarter of 2018.

Net income attributable to ordinary shareholders of Huami Corporation increased to RMB203.3 million (US$28.4 million), compared with RMB109.1 million for the third quarter of 2018.

Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB3.31 (US$0.46) and RMB3.15 (US$0.44), respectively. Each ADS represents four (4) Class A ordinary shares.

Adjusted net income attributable to Huami Corporation, which excludes share-based compensation expenses, increased by 56.3% to RMB209.8 million (US$29.4 million) from RMB134.2 million for the third quarter of 2018.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB3.41 (US$0.48) and RMB3.25 (US$0.45), respectively. Each ADS represents four (4) Class A ordinary shares.

As of September 30, 2019, the Company had cash and cash equivalents of RMB1,719.8 million (US$240.6 million), compared with RMB1,441.8 million as of December 31, 2018.

First Nine Months 2019 Financial Results

Revenues increased by 52.9% to RMB3,700.8 million (US$517.8 million) from RMB2,420.8 million in the first nine months of 2018, due to the growth of Xiaomi and self-branded wearable products, an increase in overall brand recognition and the global rise in the adoption of smart wearable products.

Cost of revenues increased by 52.8% to RMB2,736.2 million (US$382.8 million) from RMB1,790.3 million in the first nine months of 2018. The increase was in line with accelerating sales growth of both Xiaomi and self-branded wearable products.

Gross profit increased by 53.0% to RMB964.6 million (US$135.0 million) from RMB630.5 million in the first nine months of 2018. Gross margin increased to 26.1% from 26.0% in the first nine months of 2018.

Total operating expenses increased to RMB575.8 million (US$80.6 million) from RMB396.0 million in the first nine months of 2018.

Research and development expenses increased by 63.2% to RMB290.7 million (US$40.7 million) from RMB178.2 million in the first nine months of 2018, primarily due to an increase in personnel-related expenses and a rise in testing costs associated with future products.

General and administrative expenses increased by 10.6% to RMB165.9 million (US$23.2 million) from RMB150.0 million in the first nine months of 2018, primarily due to an increase in personnel-related expenses, professional fees related to business expansion, offsetting by the decrease of share-based compensation.

Selling and marketing expenses increased by 75.9% to RMB119.2 million (US$16.7 million) from RMB67.8 million in the first nine months of 2018, primarily due to an increase in advertising and promotional expenses for self-branded products as well as personnel-related expenses.

Operating income was RMB388.8 million (US$54.4 million), compared with RMB234.5 million in the first nine months of 2018.

Income before income tax was RMB414.9 million (US$58.0 million), compared with RMB247.2 million in the first nine months of 2018.

Income tax expenses were RMB50.6 million (US$7.1 million), compared with RMB39.7 million in the first nine months of 2018.

Net income attributable to Huami Corporation totaled RMB368.0 million (US$51.5 million), compared with RMB214.1 million in the first nine months of 2018.

Net income attributable to ordinary shareholders of Huami Corporation improved to RMB365.9 million (US$51.2 million), compared with a net loss of RMB0.3 million in the first nine months of 2018, which included the impact of deemed dividend to preferred shareholders.

Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB6.03 (US$0.84) and RMB5.73 (US$0.80), respectively. Each ADS represents four (4) Class A ordinary shares.

Adjusted net income attributable to Huami Corporation, which excludes share-based compensation expenses, increased by 26.9% to RMB416.6 million (US$58.3 million) from RMB328.3 million in the first nine months of 2018.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB6.83 (US$0.96) and RMB6.49 (US$0.91), respectively, compared with RMB5.92 and RMB5.30, respectively, in the first nine months of 2018. Each ADS represents four (4) Class A ordinary shares.

Outlook

For the fourth quarter of 2019, the management of the Company currently expects:

-	Net revenues to be between RMB1.93 billion and RMB1.95 billion, which would represent an increase of approximately 57.6% to 59.2% from RMB1,224.6 million for the fourth quarter of 2018.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will hold a conference call at 7:30 a.m. Eastern Standard Time on Tuesday, November 12, 2019 (8:30 p.m. Beijing Time on November 12, 2019) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	1-888-346-8982
International:	1-412-902-4272

Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	852-3018-4992

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Huami Corporation.”

Additionally, a live and archived webcast of the conference call will be available at http://www.huami.com/investor.

A telephone replay will be available two hours after the call until November 19, 2019 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10136554

About Huami Corporation

Huami is a biometric and activity data-driven company with significant expertise in smart wearable technology. Since its inception in 2013, Huami has quickly established its global market leadership and recognition by shipping millions of units of smart wearable devices. In 2018, Huami shipped 27.5 million units of smart wearable devices. Huami has one of the largest biometric and activity databases in the global smart wearables industry. Huami’s mobile apps work hand in hand with its smart wearable devices and provide users with a comprehensive view and analysis of their biometric and activity data.

Use of Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income attributable to ordinary shareholders of Huami Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to ordinary shareholders of Huami Corporation and deemed dividend for preferred shares, and is used as the numerator in computation of adjusted net income per share attributable to ordinary shareholders of Huami Corporation.

We believe that adjusted net income and adjusted net income attributable to ordinary shareholders help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses and deemed dividend that we include in net income and net income attributable to ordinary shareholders. We believe that adjusted net income and adjusted net income attributable to ordinary shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income and adjusted net income attributable to ordinary shareholders, should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income and adjusted net income attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 7.1477 to US$1.00, the effective noon buying rate for September 30, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2019, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Huami Corporation

Grace Yujia Zhang

E-mail: ir@huami.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: huami@tpg-ir.com

In the United States:

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huami@tpg-ir.com

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2018	2019
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,441,802	1,719,807	240,610
Restricted cash	10,010	498	70
Term deposit	96,969	—	—
Accounts receivable	58,925	111,877	15,652
Amounts due from related parties, current	656,399	1,226,396	171,579
Inventories	484,622	854,010	119,480
Short-term investments	50,482	22,102	3,092
Prepaid expenses and other current assets	58,247	43,049	6,023

Total current assets	2,857,456	3,977,739	556,506

Property, plant and equipment, net	40,042	56,171	7,859
Intangible asset, net	63,722	87,926	12,301
Goodwill	5,930	5,930	830
Long-term investments	208,949	407,382	56,995
Deferred tax assets	75,032	106,344	14,878
Other non-current assets	7,350	10,816	1,513
Non-current operating lease right-of-use assets	—	112,109	15,685

Total assets	3,258,481	4,764,417	666,567

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2018	2019
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	1,064,106	1,887,379	264,054
Advance from customers	5,943	41,307	5,779
Amount due to related parties, current	10,695	13,170	1,843
Accrued expenses and other current liabilities	213,975	236,660	33,110
Income tax payables	54,037	53,059	7,423
Notes payable	18,936	1,245	174
Bank borrowings	20,000	—	—
Current operating lease liabilities	—	30,017	4,200

Total current liabilities	1,387,692	2,262,837	316,583

Deferred tax liabilities	4,962	5,648	790
Other non-current liabilities	56,249	111,856	15,649
Non-current operating lease liabilities	—	80,181	11,218

Total liabilities	1,448,903	2,460,522	344,240

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2018	2019
	RMB	RMB	US$
Equity
Ordinary shares	151	154	22
Additional paid-in capital	1,373,577	1,472,299	205,982
Accumulated retained earnings	340,046	703,493	98,422
Accumulated other comprehensive income	97,141	130,300	18,230

Total Huami Corporation shareholders’ equity	1,810,915	2,306,246	322,656

Non-controlling interests	(1,337)	(2,351)	(329)

Total equity	1,809,578	2,303,895	322,327

Total liabilities and equity	3,258,481	4,764,417	666,567

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2018	2019
	RMB	RMB	US$
Revenues	1,074,707	1,862,531	260,578
Cost of revenues	787,811	1,392,670	194,842

Gross profit	286,896	469,861	65,736

Operating expenses:
Selling and marketing	32,341	56,631	7,923
General and administrative	67,971	69,578	9,734
Research and development	59,958	124,538	17,424

Total operating expenses	160,270	250,747	35,081

Operating income	126,626	219,114	30,655

Other income and expenses:
Interest income	1,648	10,911	1,527
Other income (expenses), net	1,086	(1,971)	(276)

Income before income tax	129,360	228,054	31,906
Income tax expenses	(21,095)	(27,518)	(3,850)

Income before loss from equity method investments	108,265	200,536	28,056
Income from equity method investments	4,399	2,878	403

Net income	112,664	203,414	28,459

Less: Net (loss) income attributable to non-controlling interest	(1,148)	77	11

Net income attributable to Huami Corporation	113,812	203,337	28,448

Less: Accretion of Series A Preferred Shares	—	—	—
Less: Accretion of Series B-1 Preferred Shares	—	—	—
Less: Accretion of Series B-2 Preferred Shares	—	—	—
Less: Deemed Dividend for Preferred Shares	—	—	—
Less: Undistributed earnings allocated to participating nonvested restricted shares	4,759	—	—

Net income attributable to ordinary shareholders of Huami Corporation	109,053	203,337	28,448

Net income per share attributable to ordinary shareholders of Huami Corporation
Basic income per ordinary share	0.47	0.83	0.12
Diluted income per ordinary share	0.45	0.79	0.11

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	1.89	3.31	0.46
ADS – diluted	1.79	3.15	0.44

Weighted average number of shares used in computing net income per share
Ordinary share – basic	231,062,447	245,934,981	245,934,981
Ordinary share – diluted	244,537,743	258,343,485	258,343,485

HUAMI CORPORATION

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended September 30
	2018	2019
	RMB	RMB	US$
Net income attributable to Huami Corporation	113,812	203,337	28,448
Share-based compensation expenses	20,404	6,491	909

Adjusted net income attributable to Huami Corporation	134,216	209,828	29,357

	For the Three Months Ended September 30,
	2018	2019
	RMB	RMB	US$
Net income attributable to ordinary shareholders of Huami Corporation	109,053	203,337	28,448
Share-based compensation expenses attributable to ordinary shareholders of Huami Corporation	19,550	6,491	909

Adjusted net income attributable to ordinary shareholders of Huami Corporation[2]	128,603	209,828	29,357

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	0.56	0.85	0.12
Adjusted diluted income per ordinary share	0.53	0.81	0.11

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	2.23	3.41	0.48
ADS – diluted	2.11	3.25	0.45

Weighted average number of shares used in computing net income per share
Ordinary share – basic	231,062,447	245,934,981	245,934,981
Ordinary share – diluted	244,537,743	258,343,485	258,343,485

Share-based compensation expenses included are follows:
Cost of revenues	5	8	1
Selling and marketing	61	647	91
General and administrative	19,340	4,130	578
Research and development	998	1,706	239

Total	20,404	6,491	909

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2018	2019
	RMB	RMB	US$
Revenues	2,420,766	3,700,842	517,767
Cost of revenues	1,790,311	2,736,224	382,812

Gross profit	630,455	964,618	134,955

Operating expenses:
Selling and marketing	67,785	119,219	16,679
General and administrative	150,044	165,900	23,210
Research and development	178,151	290,669	40,666

Total operating expenses	395,980	575,788	80,555

Operating income	234,475	388,830	54,400

Other income and expenses:
Interest income	5,023	23,204	3,246
Other income, net	7,714	2,842	398

Income before income tax	247,212	414,876	58,044
Income tax expenses	(39,713)	(50,552)	(7,072)

Income before loss from equity method investments	207,499	364,324	50,972
Income from equity method investments	3,663	2,647	370

Net income	211,162	366,971	51,342

Less: Net loss attributable to non-controlling interest	(2,932)	(1,014)	(142)

Net income attributable to Huami Corporation	214,094	367,985	51,484

Less: Accretion of Series A Preferred Shares	177	—	—
Less: Accretion of Series B-1 Preferred Shares	368	—	—
Less: Accretion of Series B-2 Preferred Shares	4,049	—	—
Less: Deemed Dividend for Preferred Shares	209,752	—	—
Less: Undistributed earnings allocated to participating nonvested restricted shares	—	2,102	294

Net (loss) income attributable to ordinary shareholders of Huami Corporation	(252)	365,883	51,190

Net income per share attributable to ordinary shareholders of Huami Corporation
Basic income per ordinary share	(0.00)	1.51	0.21
Diluted income per ordinary share	(0.00)	1.43	0.20

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(0.00)	6.03	0.84
ADS – diluted	(0.00)	5.73	0.80

Weighted average number of shares used in computing net income per share
Ordinary share – basic	204,101,485	242,542,392	242,542,392
Ordinary share – diluted	204,101,485	255,322,189	255,322,189

HUAMI CORPORATION

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Nine Months Ended September 30
	2018	2019
	RMB	RMB	US$
Net income attributable to Huami Corporation	214,094	367,985	51,484
Share-based compensation expenses	114,211	48,579	6,797

Adjusted net income attributable to Huami Corporation	328,305	416,564	58,281

	For the Nine Months Ended September 30,
	2018	2019
	RMB	RMB	US$
Net (loss) income attributable to ordinary shareholders of Huami Corporation	(252)	365,883	51,190
Share-based compensation expenses attributable to ordinary shareholders of Huami Corporation	92,441	48,301	6,758
Deemed Dividend for Preferred shares	209,752	—	—

Adjusted net income attributable to ordinary shareholders of Huami Corporation[2]	301,941	414,184	57,948

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	1.48	1.71	0.24
Adjusted diluted income per ordinary share	1.32	1.62	0.23

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	5.92	6.83	0.96
ADS – diluted	5.30	6.49	0.91

Weighted average number of shares used in computing net income per share
Ordinary share – basic	204,101,485	242,542,392	242,542,392
Ordinary share – diluted	216,264,202	255,322,189	255,322,189

Share-based compensation expenses included are follows:
Cost of revenues	415	47	7
Selling and marketing	4,172	2,557	358
General and administrative	71,403	36,539	5,112
Research and development	38,221	9,436	1,320

Total	114,211	48,579	6,797